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                                              Exhibit 11.2


                            EARNINGS PER SHARE
                         FULLY DILUTED COMPUTATION
            ($ in millions except share and per share amounts)


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                         Nine months ended March 31 1994 1993


Basis for computation of earnings per
 common and common equivalent shares:
  Earnings from continuing operations            $114.9        $86.1
  Deduct dividends on 4% preferred stock            (.3)         (.3)
                                                --------     --------
  Earnings from continuing operations
   available to common shareholders               114.6         85.8
  Discontinued operations                          (2.1)        (2.9)
  Cumulative effects of accounting changes                     (80.6)
                                                --------     --------
  Net earnings available to common shareholders  $112.5         $2.3
                                                ========     ========


Number of shares:
 Weighted average shares outstanding         76,750,855   76,219,714
 Shares issuable upon exercise of stock options,
  net of shares assumed to be repurchased     1,039,980    1,123,946
                                             ----------   ----------
 Total common and common equivalent
  shares assuming full dilution              77,790,835   77,343,660
                                             ==========   ==========

Earnings (loss) per common share:
 Continuing operations                           $1.48         $1.11
 Discontinued operations                          (.03)         (.04)
 Accounting charges                                            (1.04)
                                                 ------        ------
 Net earnings                                    $1.45          $.03
                                                 ======        ======
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